Mail Stop 6010

September 26, 2008

Via U.S. Mail and Fax (604) 684-0526

George Chen
Chief Executive Officer and Principal Accounting Officer
Current Technology Corporation
800 West Pender Street, Suite 1430
Vancouver, B.C. Canada V6C2V6

> **Re:** **Current Technology Corporation**
> **Form 20-F for the fiscal year ended December 31, 2007**
> **Filed July 11, 2008**
> **File No. 000-19846**

Dear Mr. Chen:

We have reviewed your filings and your correspondence dated August 22, 2008 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2007

Results of Operations, page 26

1.   We refer to your response to comment 1 in our letter dated July 30, 2008. Your
        response stated that you would add an additional paragraph to discuss the
        variances in the amendment to the Form 20-F. Please tell us where you have
        provided these disclosures in your amended Form 20-F.

Item 8. Financial Statements and Supplementary Data, page 31

2.   We refer to your response to comment 3 in our letter dated July 30, 2008. Your
        response stated that you would make corrections to the balance sheet in your
        amended Form 20-F. Please tell us where you have made these corrections.

Consolidated Statement of Operations

3.   We refer to your response to comment 4 in our letter dated July 30, 2008. Your
        response stated that you would make corrections to the Statement of Operations in
        your amended Form 20-F. Please tell us where you have made these corrections.

Consolidated Statements of Cash Flows

4.   Tell us how your statements of cash flows comply with SFAS 95. Specifically,
        tell us why it is appropriate to include translation adjustments that are part of
        accumulated other comprehensive income, a non-cash item, in your statement of
        cash flows. Please refer to paragraph 25 of SFAS 95 for guidance on preparing
        foreign currency cash flows. Please note, the only reconciliation made is for the
        effect of exchange rate changes on cash balances held in foreign currencies, not
        for translation. Please also refer to paragraph 140, 144 and 146 of SFAS 95 and
        tell us how your statements of cash flows are in compliance.

Note 5.h) Investment in Joint Venture

5.   Tell us and revise your future filings to disclose the vesting terms and how you
        will be recognizing the warrants issued to TRSC in your financial statements.

Note 5.J) Convertible Promissory Note with Detachable Warrants

Note 6. Convertible Promissory Note with Detachable Warrants

6.   We refer to your response to comment 9 in our letter dated July 30, 2008. Your response stated that you would disclose the assumptions used in calculating the fair value of warrants in your amended Form 20-F. Please tell us where your amended Form 20-F includes these revisions.

7.   In addition, tell us how you concluded that an extinguishment of debt did not occur. Please discuss the change in cash flows, if any, and the factors outlined in EITF 96-19.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments and related matters. You may also contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Brian R. Cascio
                                        Accounting Branch Chief